GROCOCK, LOFTIS & ABRAMSON
       A partnership including Professional Associates



                         December 23, 1996


Tel-Com Wireless Cable TV Corporation
501 W. Grandview Avenue, Suite 201
Daytona Beach, Florida 32018

Ladies and Gentlemen:

      This firm has acted as counsel for Tel-Com Wireless Cable TV Corporation, a Florida corporation (the "Company"), in connection with the authorization of 74,000 shares (the "Shares") of Common Stock, $.001 par value (the "Common
Stock"), of the Company issued pursuant to that certain Consulting Agreement dated effective December 23, 1996, by and between the Company and Richard J. Fixaris (the "Agreement").

      In connection therewith, we have examined, among other things, the Agreement, the Articles of Incorporation and Bylaws of the Company, as amended, and the corporate proceedings with respect to the issuance of the Shares and such other corporate documents as we have deemed appropriate.

      Based on the foregoing, and having due regard for such legal considerations as we have deemed relevant, we're of the opinion that the Shares issued by the Company pursuant to the terms of the Agreement have been duly authorized by all requisite corporate action and are validly issued, fully paid, and nonassessable.

      The opinions expressed herein are limited exclusively to the laws of the State of Florida and the federal securities laws of the United States of America.

     The opinions expressed herein are for your sole benefit and may be relied upon only by you.

                              Very truly yours,

                              J. BENNETT GROCOCK, P.A.


                              By:/s/J. Bennett Grocock
                                   J. Bennett Grocock
JBG/jw













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